Gillian A. Hobson ghobson@velaw.com

Tel +1.713.758.3747   Fax +1.713.615.5794

January 3, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attn: Nicholas P. Panos

Re:	TransCanada Corporation, et al.

Schedule 13E-3

Filed November 21, 2016

File No. 005-88754

Columbia Pipeline Partners LP

Preliminary Proxy Statement on Schedule 14A

Filed November 21, 2016

File No. 001-36835

Dear Mr. Panos:

On behalf of Columbia Pipeline Partners LP (the “Partnership”), we are responding to your oral comment given on December 14, 2016 with respect to the Partnership’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), filed on December 13, 2016. During our telephone conversation, you requested that the Partnership include certain additional language clarifying that, if true, the CPG Parties (as defined in Amendment No. 1) expressly adopt the analyses and opinions of Jefferies LLC, the financial advisor to the Conflicts Committee of the Board of Directors of CPP GP LLC, as described in the section “Special Factors— Opinion of the Financial Advisor of the Conflicts Committee” appearing on page 47 of Amendment No. 1. The Partnership has no objection to adding such additional language. Accordingly, the Partnership has included the language on page 47 of the Definitive Proxy Statement on Schedule 14A (“Definitive Proxy Statement”) filed with the Securities and Exchange Commission on January 3, 2017.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Page 2 United States Securities and Exchange Commission January 3, 2017

Please direct any comments or questions regarding this matter to the undersigned at (713) 758-3747.

Sincerely,

/s/ Gillian A. Hobson
Gillian A. Hobson
Vinson & Elkins L.L.P.

Enclosure

cc:	Jane Brindle
TransCanada Corporation

John Goodgame
Akin Gump Strauss Hauer & Feld LLP